SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Biogen Idec Inc.
                                (Name of Issuer)

                        Common Stock, Par Value $0.0005
                         (Title of Class of Securities)

                                   09062X103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 20, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D, filed with the Securities and Exchange Commission on August 11, 2008 by the Reporting Persons, as amended by Amendment No. 1, filed on February 6, 2009 and Amendment No. 2 filed on January 28, 2010 (the "Schedule 13D") with respect to the shares of Common Stock, par value $0.0005 (the "Shares"), issued by Biogen Idec Inc. (the "Issuer") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     The Issuer and Reporting Persons entered into an agreement dated March 20, 2010 (the "Agreement"), a copy of which is attached hereto as Exhibit I and incorporated herein by reference.

     The Issuer announced on March 22, 2010 that it had appointed Dr. Eric K. Rowinsky and Dr. Stephen A. Sherwin to its Board of Directors and would include Dr. Eric K. Rowinsky and Dr. Stephen A. Sherwin on its slate of nominees for director at the 2010 Annual Meeting. The Reporting Persons agreed, among other things, that they would vote their Shares at that meeting for Dr. Eric K. Rowinsky and Dr. Stephen A. Sherwin and up to two additional persons being nominated by the Issuer, and would not otherwise solicit proxies in connection with the 2010 Annual Meeting.

     The Reporting Persons agreed to withdraw its letter, dated January 27, 2010, that provided notice to the Company of the nomination of certain individuals and certain proposed business in connection with the 2010 Annual Meeting.

     In connection with the agreement, Mr. Icahn stated that "I am pleased we were able to reach an agreement that is in stockholders' best interests. The nominees who will replace Messrs. Mullen and Ross are extremely qualified and I believe will add great value to Biogen. We look forward to continuing to work together constructively to drive performance and increase shareholder value."

Item 7. Materials to Be Filed as Exhibits.

     Item  7  is  hereby  amended  by  the  addition  of  the  following:

     Exhibit 1. Settlement Agreement, dated March 20, 2010, among the Issuer and the Reporting Persons.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March  22,  2010


HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.


HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/ Edward E. Mattner
              --------------------
              Name:  Edward  Mattner
              Title:  Authorized  Signatory

ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:  /s/ Dominick Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:  /s/ Dominick Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer


ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

     By:  /s/ Dominick Ragone
          -------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer

ICAHN  ENTERPRISES  G.P.  INC.

By:  /s/ Dominick Ragone
     -------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer




/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN






      [Signature Page of Schedule 13D, Amendment No. 3 - Biogen Idec Inc.]

                                                                       EXHIBIT I



                                                                  EXECUTION COPY


                                   AGREEMENT
                                   ---------

     This Agreement dated March 20, 2010 (this "Agreement"), is by and among the persons and entities listed on Schedule A (collectively, the "Icahn Group", and individually a "member" of the Icahn Group) and Biogen Idec Inc. (on behalf of itself and its Board of Directors, as defined herein) (the "Company"). In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Board Appointment and Nomination.

          (a) The Company agrees:

               (i) to appoint Eric Rowinsky and Stephen A. Sherwin (the "New Class 1 Directors") as Class 1 directors of Board of Directors of the Company (the "Board of Directors"), in each case as soon as reasonably practicable but in any event no later than March 31, 2010;

               (ii) to include the New Class 1 Directors in its slate of nominees for election as Class 1 directors of the Board of Directors at the Company's 2010 annual meeting of stockholders (the "2010 Annual Meeting"); and

               (iii) to use commercially reasonable efforts to cause the election of the New Class 1 Directors at the 2010 Annual Meeting (including recommending that the Company's stockholders vote in favor of the election of the New Class 1 Directors and otherwise supporting them for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate).

          (b) Effective upon the public announcement of the appointment, no later than March 31, 2010, of the New Class I Directors to the Board of Directors as provided in Section 1(a)(i) of this agreement together with the public announcement of the matters in Section 1(a)(ii) of this Agreement, the Icahn Group's letter dated January 27, 2010 providing notice to the Company of the nomination of certain individuals and certain proposed business in connection with the 2010 Annual Meeting shall, without further action on the part of the Icahn Group, be withdrawn and of no further force and effect.

     2. Proxy Contest and Other Matters; Press Release.

          (a) From and after the date hereof and provided that the Company has complied and is complying with its obligations set forth in Section 1 of this Agreement, no member of the Icahn Group shall, directly or indirectly, and each member of the Icahn Group shall cause each Affiliate or Associate (as such terms are hereinafter defined) of any such members (such Affiliates and Associates, collectively and individually, the "Icahn Affiliates") not to, directly or indirectly, (i) become a "participant" (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in or actively assist any third party in any "solicitation" of any proxy, consent or other authority to vote any shares of Common Stock (as such terms are defined under the Exchange Act) for use at any time prior to or at the 2010 Annual Meeting, (ii) encourage, advise or influence any other person or assist any third party in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote at any time prior to or at the 2010 Annual Meeting, (iii) present any proposal for consideration for action by stockholders at any time prior to or at the 2010 Annual Meeting, (iv) grant any proxy, consent or other authority to vote with respect to any matters at any time prior to or at the 2010 Annual Meeting (other than to the named proxies included in the Company's proxy card for the 2010 Annual Meeting, which shall include the New Class 1 Directors and no more than two other nominees) or deposit any of the Common Stock held by the Icahn Group or the Icahn Affiliates in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to the 2010 Annual Meeting or (v) make any request under
     Section 220 of the Delaware General Corporation Law at any time prior to the 2010 Annual Meeting. For purposes of this Agreement: the terms "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act, provided that neither the term Affiliate nor the term Associate shall include (i) any person that is a publicly held company and is otherwise an Affiliate or Associate by reason of the fact that a principal of any member of the Icahn Group serves as a member of the board of directors or similar governing body of such company or (ii) such member of the board of directors or similar governing body of such publicly held company, to the extent acting solely in his or her capacity as such or (iii) any entity which is an Associate solely by reason of clause (1) of the definition of Associate in such Rule 12b-2. As used in this Agreement, the terms "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

          (b) So long as the Company has complied and is complying with its obligations set forth in Section 1 of this Agreement, each member of the Icahn Group shall cause all shares of Common Stock owned of record and shall instruct the record owner, in case of all shares of Common Stock beneficially owned (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) but not owned of record, directly or indirectly, by it, or by any Icahn Affiliate, as of the record date for the 2010 Annual Meeting, to be present for quorum purposes and to be voted, at the 2010 Annual Meeting or at any adjournments or postponements thereof, in favor of the directors nominated by the Board for election at the 2010 Annual Meeting which shall include the New Class 1 Directors and no more than two other nominees.

          (c) The Company and the Icahn Group shall announce this Agreement and the material terms hereof by means of a press release in the form attached hereto as Exhibit B (the "Press Release") as soon as practicable on or after the date hereof.

          3. Representations and Warranties. Each of the parties hereto represents and warrants to the other party that:

          (a) such party has all requisite company authority and power to execute and deliver this Agreement and to consummate the transactions contemplated hereby;

          (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required company or other action on the part of such party and no other proceedings on the part of such party are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby;

          (c) this Agreement has been duly and validly executed and delivered by such party and constitutes the valid and binding obligation of such party enforceable against such party in accordance with its terms; and

          (d) this Agreement will not result in a violation of any terms or provisions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

          4. Miscellaneous. The parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) each of the parties irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such parties' principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE THAT WOULD COMPEL THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION.

          5. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

          6. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy, when such telecopy is transmitted to the telecopy number set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

          if  to the Company:         Biogen Idec Inc.
                                      14 Cambridge Center
                                      Cambridge, MA  02142
                                      Attention:  General  Counsel
                                      Facsimile:  (617)  679-2617

          with a copy to:             Wachtell, Lipton, Rosen & Katz
                                      51 West 52nd Street
                                      New York, NY 10019
                                      Attention:  Patricia A. Vlahakis
                                      Facsimile: (212) 403-2000

          if to the Icahn Group:      Icahn Capital LP
                                      767 Fifth Avenue, 47th Floor
                                      New York, NY 10153
                                      Attention:  Marc Weitzen
                                      Facsimile:  (212) 688-1158

          7. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

          8. Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or PDF) which together shall constitute a single agreement.

          9. Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement but shall be binding on successors of the parties hereto.

          10. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

          11. Fees and Expenses. Neither the Company, on the one hand, nor the Icahn Group, on the other hand, will be responsible for any fees or expenses of the other in connection with this Agreement.

          12. Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

                            [Signature Pages Follow]

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

                          BIOGEN IDEC INC.


                          By:  ________________________________________
                               Name:
                               Title:

                          ICAHN PARTNERS MASTER FUND LP
                          ICAHN PARTNERS MASTER FUND II LP
                          ICAHN PARTNERS MASTER FUND III LP
                          ICAHN OFFSHORE LP
                          ICAHN PARTNERS LP
                          ICAHN ONSHORE LP
                          ICAHN CAPITAL LP
                          IPH GP LLC
                          ICAHN ENTERPRISES G.P. INC.
                          ICAHN ENTERPRISES HOLDINGS L.P.
                          BECKTON CORP.
                          HOPPER INVESTMENTS LLC
                          BARBERRY CORP.
                          HIGH RIVER LIMITED PARTNERSHIP
                            By: Hopper Investments LLC, general partner


                            By:  /s/ Edward E. Mattner
                                 ---------------------
                                 Name:  Edward E. Mattner
                                 Title:  Authorized Signatory


                          ICAHN CAPITAL LP
                            By: IPH GP LLC, its general partner
                            By: Icahn Enterprises Holdings L.P., its sole member
                            By: Icahn Enterprises G.P. Inc., its general partner
                          IPH GP LLC
                            By: Icahn Enterprises Holdings L.P., its sole member
                            By: Icahn Enterprises G.P. Inc., its general partner
                          ICAHN ENTERPRISES HOLDINGS L.P.
                            By: Icahn Enterprises G.P. Inc., its general partner
                          ICAHN ENTERPRISES G.P. INC.
                            By:  /s/ Dominick Ragone
                                 -------------------
                                 Name:  Dominick Ragone
                                 Title:  Chief Financial Officer

                          CARL C. ICAHN

                          /s/ Carl C. Icahn
                          -----------------

                                   SCHEDULE A
                                   ----------
                         High River Limited Partnership
                             Hopper Investments LLC
                                 Barberry Corp.
                         Icahn Partners Master Fund LP
                        Icahn Partners Master Fund II LP
                       Icahn Partners Master Fund III LP
                               Icahn Offshore LP
                               Icahn Partners LP
                                Ichan Onshore LP
                                Icahn Capital LP
                                   IPH GP LLC
                        Icahn Enterprises Holdings L.P.
                          Icahn Enterprises G.P. Inc.
                                 Beckton Corp.
                                 Carl C. Icahn

                                   EXHIBIT B
                                   ---------


                              [BIOGEN LETTERHEAD]




           BIOGEN IDEC APPOINTS ERIC ROWINSKY AND STEPHEN SHERWIN TO BOARD OF DIRECTORS PURSUANT TO AGREEMENT WITH ICAHN PARTNERS

                    ICAHN AGREES TO SUPPORT COMPANY NOMINEES

                             AT 2010 ANNUAL MEETING

CAMBRIDGE, MASS., MARCH [], 2010 -- Biogen Idec (NASDAQ: BIIB) today announced that Dr. Eric K. Rowinsky and Dr. Stephen A. Sherwin have been appointed to its Board of Directors pursuant to an agreement with Icahn Partners. Dr. Rowinsky was proposed as a nominee to the Board by Icahn Partners and Dr. Sherwin was selected by the Company as part of its process to identify new directors.

Under the terms of the agreement, Icahn Partners has agreed to vote its shares at the 2010 Annual Meeting for Biogen Idec's nominees, who will include current directors Nancy L. Leaming and Brian S. Posner as well as Drs. Rowinsky and Sherwin. In addition, under the terms of the agreement, Icahn Partners will withdraw its notice of nomination of persons for election as directors and its proposal to amend Biogen Idec's Bylaws to limit the size of the Board. Biogen Idec has temporarily increased the number of seats on the Board from 12 to 13. James C. Mullen and Bruce R. Ross will complete their current terms and, as previously announced, will not stand for reelection at the 2010 Annual Meeting. Following the 2010 Annual Meeting, there will be 12 seats on the Board.

William D. Young, Chairman of the Board of Directors, said, "We believe that adding Drs. Sherwin and Rowinsky, both of whom bring relevant skills and significant industry experience to the Board, is a positive outcome for Biogen Idec and its stockholders and we look forward to working with them."

Carl Icahn, founder and CEO of Icahn Partners, said, "I am pleased we were able to reach an agreement that is in stockholders' best interests. The nominees who will replace Messrs. Mullen and Ross are extremely qualified and I believe will add great value to Biogen. We look forward to continuing to work together constructively to drive performance and increase shareholder value."

The agreement between Biogen Idec and Icahn Partners LP will be filed in a Form 8-K with the Securities and Exchange Commission. The Company expects to file its proxy materials for the 2010 Annual Meeting in the near future.

BIOGRAPHY OF DR. ERIC K. ROWINSKY

Dr.  Rowinsky,  53,  has served as a director at Adventrx Pharmaceuticals (AMEX:
ANX) since February 2008. Dr. Rowinsky recently served as Executive Vice President Clinical Development and Regulatory at ImClone Systems Incorporated, a wholly-owned subsidiary of Eli Lilly and Company. Prior to joining ImClone Systems in 2005, Dr. Rowinsky focused his academic efforts in cancer drug development as the Director of Clinical Research and later Director of the Institute for Drug Development of the Cancer Therapy and Research Center in San Antonio and the SBC Endowed Chair for Early Drug Development from 1996 to 2005. He was also Clinical Professor of Medicine in the Division of Medical Oncology at the University of Texas Health Science Center at San Antonio from 1996 to 2006. From 1987 to 1996, Dr. Rowinsky served as an Associate Professor of
Oncology at the Johns Hopkins University School of Medicine. He was a longstanding NCI principal investigator on U01 anticancer drug development grants and integrally involved in pivotal clinical and preclinical investigations which led to the development of paclitaxel, docetaxel, topotecan, irinotecan, erlotinib and gefitinib, among others. Dr. Rowinsky's honors include receipt of the career development award of the American Cancer Society and the 6th Annual Emil J. Freireich Award for outstanding achievement of a young researcher in clinical cancer therapeutics.

Dr. Rowinsky received his B.A. degree from New York University and his M.D. from the Vanderbilt University School of Medicine. Following his residency in internal medicine at the University of California, he completed fellowship training in medical oncology at the Johns Hopkins University School of Medicine.

BIOGRAPHY OF DR. STEPHEN A. SHERWIN

Dr. Sherwin, 61, has more than 30 years of experience in senior leadership positions at large and small publicly traded biotechnology companies. He co-founded and is Chairman of Ceregene, Inc., a biotechnology company focused on the treatment of major neurodegenerative disorders, and Abgenix, Inc., which specialized in the discovery, development and manufacture of human therapeutic antibodies (Abgenix was acquired by Amgen in 2006). He also served as Chairman and CEO of Cell Genesys until its acquisition by BioSante Pharmaceuticals, Inc. (NASDAQ: BPAX) in July 2009, and he worked at Genentech for seven years including as Vice President of Clinical Research. Dr. Sherwin is currently Chairman of the Biotechnology Industry Organization and is a director of BioSante, Neurocrine BioSciences (NASDAQ: NBIX) and Rigel Pharmaceuticals (NASDAQ: RIGL).

Dr. Sherwin received his B.A. in biology from Yale University and his M.D. from Harvard Medical School. He is board certified in internal medicine and medical oncology.

ABOUT BIOGEN IDEC

Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing and commercialization of innovative therapies. Patients worldwide benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

BIOGEN IDEC MEDIA CONTACT:
Amy Reilly, 617-914-6524
Associate Director, Public Affairs
or
BIOGEN IDEC INVESTOR RELATIONS CONTACT:
Eric Hoffman, 617-679-2812
Director, Investor Relations
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